Commerce One Signs Letter of Intent to Sell Assets

SRM DIVISION TO CONTINUE OPERATIONS

September 29, 2004 – San Francisco, CA - Commerce One ("Commerce One" or the "Company") announced that it has entered into a non-binding letter of intent to sell its SRM Division ("SRM") and certain of its other assets to an investment group composed of ComVest Investment Partners II LLC ("ComVest") and DCC Ventures, LLC ("DCC"). ComVest and DCC are Commerce One's largest creditors. The parties intend to negotiate a definitive asset purchase agreement that will be entered into in connection with a planned filing by Commerce One for Chapter 11 bankruptcy protection. The date of such filing has not yet been determined.

"We are pleased that ComVest and DCC have signaled their intent to maintain our core businesses. The SRM Division continues to be staffed by skilled, dedicated personnel, and we appreciate their efforts as well as the support of the division's many loyal customers. In addition, the transaction includes the sale of our Conductor line of business and provides an avenue for this technology to create a positive impact in the future," said Mark Hoffman, President and CEO of the Company. Hoffman also added that "the sale, when completed will be beneficial for our customers and employees by bringing both stability and better capitalization to those business operations while maximizing recoveries to our creditors."

The non-binding letter of intent includes an exclusive negotiating period. The definitive asset purchase agreement presently being negotiated by the parties will include certain conditions to closing, including bankruptcy court approval and a bankruptcy court-supervised overbidding process, permitting Commerce One to seek higher and better offers for the assets to be sold. Commerce One reiterated that whether this transaction with ComVest and DCC is consummated or not, the Company does not expect to have sufficient funds to meet all of its debts and obligations or to make any payments to its preferred or common stockholders.

About ComVest Investment Partners

ComVest Investment Partners is a premier investment management organization focused on investing and managing growth businesses in the information technology, healthcare, natural resources, and telecommunication industries. Since its founding in 1988, ComVest and its affiliates have raised and invested over $1.4 billion in capital. ComVest currently manages three investment portfolios totaling over $850 million in assets and has offices New York City, New York, and West Palm Beach, Florida. For additional information on ComVest please visit www.comvest.com.

About DCC Ventures LLC

DCC Ventures LLC is a privately-held investment company located in Minneapolis, MN.

Forward Looking Statements

This press release includes forward-looking statements within the meaning of the securities laws. These forward-looking statements include statements concerning expectations regarding entry into a definitive asset purchase agreement, expectations regarding the running of our SRM and Conductor businesses, expectations regarding our filing for bankruptcy, expectations regarding stability and better capitalization for our businesses, expectations regarding benefits to our creditors, and our inability to meet all of our debts and obligations. These statements reflect the current views and assumptions of Commerce One, and are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. These factors include, but are not limited to, the following: constraints imposed by our limited capital; our ability to obtain sufficient funds in the time period required in order to fund our ongoing operations; the inability to collect our outstanding accounts receivable; the depressed market for new technology investments; our ability to consummate the sale of our assets; ComVest and DCC changing their intentions regarding the running of our SRM and Conductor businesses; our ability to successfully negotiate an asset purchase agreement; various external factors, including economic, political and other global conditions; and various other risks including, without limitation, those discussed in Commerce One's filings with the Securities and Exchange Commission, including its annual report on Form 10-K for the year ended December 31, 2003 and its quarterly report on Form 10-Q for the quarter ended June 30, 2004. The information provided in this press release is current as of the date of its publication. Commerce One expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.